SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                        (Amendment No. __________ )(1)


                          1-800-ATTORNEY, INC. (ATTY)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, No Par Value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  744654-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


  Tiedemann Investment Group c/o 535 Madison Avenue, 37th Floor, New York, NY
                10022-4212; (212) 759-0340; Attn: Barbara Warga
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 23, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 744654-10-4

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Carl Tiedemann

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                     (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   AF, WC, PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
7  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
   VOTING POWER

   98,814
--------------------------------------------------------------------------------
8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

   553,359
--------------------------------------------------------------------------------
9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

   98,814
--------------------------------------------------------------------------------
10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

    553,359
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    652,173
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.14%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 744654-10-4

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS

   Hans Tiedemann

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
                                                      (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   AF, WC, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
7  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
   VOTING POWER

   39,526
--------------------------------------------------------------------------------
8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

   553,359
--------------------------------------------------------------------------------
9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

   39,526
--------------------------------------------------------------------------------
10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
   DISPOSITIVE POWER

   553,359
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   592,885
----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   11.04%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 744654-10-4

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS

   Tiedemann Investment Group

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [_]
                                                      (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   AF, WC, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)  [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York
--------------------------------------------------------------------------------
7  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
   VOTING POWER

   158,102
--------------------------------------------------------------------------------
8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

   394,257
--------------------------------------------------------------------------------
9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

   158,102
--------------------------------------------------------------------------------
10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
   DISPOSITIVE POWER

   394,257
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   553,359
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.03%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 744654-10-4

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS

   George Boltres

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                     (b)  [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   AF, WC, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
7  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
   VOTING POWER

   98,814
--------------------------------------------------------------------------------
8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

   395,257
--------------------------------------------------------------------------------
9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

   98,814
--------------------------------------------------------------------------------
10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

    395,257
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    494,071
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.19%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, no par value of 1-800-Attorney, INC. (ATTY) that may be deemed to be beneficially owned by Carl Tiedemann, Hans Tiedemann, Tiedemann Investment Group and George Boltres and to disclose the intent of the foregoing persons and entity as discussed in Items 4 and 5 below.

CUSIP No.: 744654-10-4

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is 1-800-ATTORNEY, INC., a Florida corporation (the "Issuer"). The address of the Issuer's offices is P.O. Box 280, 186 P.C.N.A. Parkway, Lake Helen, FL 32744. This Schedule 13D relates to the Issuer's Common Stock, no par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Carl Tiedemann, a United States citizen, Hans Tiedemann, a United States citizen, Tiedemann Investment Group, a New York partnership and George Boltres, a United States citizen (collectively the "Reporting Persons"), whose business addresses are located at c/o Tiedemann Investment Group, 535 Madison Avenue, 37th Floor, New York, NY 10022-4212.

     (d) None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

A) As of the date hereof, Carl Tiedemann may be deemed to beneficially own 652,173 Shares. Of the 652,173 Shares Mr. Tiedemann may be deemed to beneficially own, 553,359 of the Shares are held in the account of Tiedemann Investment Group, an entity of which Mr. Tiedemann is a controlling member, and/or client accounts managed by Tiedemann Investment Group (the "Clients"). The funds for the purchase of the Shares held by Tiedemann Investment Group came from that entity's funds. The funds for the purchase of the Shares held in the Clients' accounts came from the Clients' respective funds. Mr. Tiedemann is also the beneficial owner of the 98,814 Shares held in his personal accounts, which were purchased using his personal funds.

The total cost of the Shares Mr. Tiedemann is deemed to beneficially own is $1,649,999.43.

B) As of the date hereof, Hans Tiedemann may be deemed to beneficially own 592,885 Shares. Of the 592,885 Shares Mr. Tiedemann may be deemed to beneficially own, 553,359 of the Shares are held in the account of Tiedemann Investment Group, an entity of which Mr. Tiedemann is a controlling member, and/or the Clients' accounts. The funds for the purchase of the Shares held by Tiedemann Investment Group came from that entity's funds. The funds for the purchase of the Shares held in the Clients' accounts came from the Clients' respective funds. Mr. Tiedemann is also the beneficial owner of the 39,526 Shares held in his personal accounts, which were purchased using his personal funds.

The total cost of the Shares Mr. Tiedemann is deemed to beneficially own is $1,500,000.63.

C) As of the date hereof, Tiedemann Investment Group may be deemed to beneficially own 553,359 Shares, of which 158,102 Shares are held in Tiedemann Investment Group's account and 394,257 Shares are held in the Clients' accounts. The funds for the purchase of the Shares held by Tiedemann Investment Group came from Tiedemann Investment Group's funds. The funds for the purchase of the Shares held in the Clients' accounts came from the Clients' respective funds.

The total cost of the Shares Tiedemann Investment Group is deemed to beneficially own is $1,399,999.75.

D) As of the date hereof, George Boltres may be deemed to beneficially own 494,071 Shares. Of the 494,071 Shares Mr. Boltres is deemed to beneficially own, 395,257 Shares are held in Clients' accounts of Tiedemann Investment Group over which Mr. Boltres may be deemed to have investment discretion as well as another account over which Mr. Boltres may also be deemed to have investment discretion.

The funds for the purchase of the Shares held in the Clients' accounts and which Mr. Boltres has investment discretion came from the Clients' respective funds. Mr. Boltres is also the beneficial owner of the 98,814 Shares held in his personal accounts, which were purchased using his personal funds.

The total cost of the Shares George Boltres may be deemed to beneficially own is $1,250,000.95.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Shares beneficially owned by the Reporting Persons were acquired for investment purposes on the Clients' and the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

However in an effort to protect their investment and the investments made on behalf of their Clients as well as to maximize shareholder value, the Reporting Persons and/or the Reporting Persons on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although it has no current plans to do so, the Reporting Persons may also engage in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3) a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

A) As of the date hereof, Hans Tiedemann may be deemed to be the beneficial owner of 652,173 Shares, constituting 12.14% of the 5,374,715 Shares outstanding as of May 10, 2002, according to the Issuer's most recently filed Form 10-QSB.

     Mr. Tiedemann has the power to vote or direct the vote of 652,173 Shares to which this filing relates.

     Mr. Tiedemann specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by Mr. Tiedemann during the past 60 days are set forth in Schedule B and were all effected in broker transactions.

     The 652,173 Shares were acquired for investment purposes.

B) As of the date hereof, Hans Tiedemann may be deemed to be the beneficial owner of 592,885 Shares, constituting 11.04% of the 5,374,715 Shares outstanding as of May 10, 2002, according to the Issuer's most recently filed Form 10-QSB.

     Mr. Tiedemann has the power to vote or direct the vote of 592,885 Shares to which this filing relates.

     Mr. Tiedemann specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by Mr. Tiedemann during the past 60 days are set forth in Schedule B and were all effected in broker transactions.

     The 592,885 Shares were acquired for investment purposes.

C) As of the date hereof, Tiedemann Investment Group may be deemed to be the beneficial owner of 553,359 Shares, constituting 10.03% of the 5,374,715 Shares outstanding as of May 10, 2002, according to the Issuer's most recently filed Form 10-QSB.

     Tiedemann Investment Group has the power to vote or direct the vote of 553,359 Shares to which this filing relates.

     Tiedemann Investment Group specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by Tiedemann Investment Group on behalf of the Clients during the past 60 days are set forth in Schedule B and were all effected in broker transactions.

     The 553,359 Shares were acquired for investment purposes.

D) As of the date hereof, George Boltres may be deemed to be the beneficial owner of 494,071 Shares, constituting 9.19% of the 5,374,715 Shares outstanding as of May 10, 2002, according to the Issuer's most recently filed Form 10-QSB.

     Mr. Boltres has the power to vote or direct the vote of 493,071 Shares to which this filing relates.

     Mr. Boltres specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by Mr. Boltres during the past 60 days are set forth in Schedule B and were all effected in broker transactions.

     The 493,071 Shares were acquired for investment purposes.

     The Reporting Persons and/or the Reporting Persons on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

     The Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of this
Schedule 13D. However, the Reporting Persons reserve the right to engage in any or all actions contained in Item 4 in the future as they deem appropriate.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

None.
--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           July 23, 2002
                                               ---------------------------------
                                                         (Date)


                                                   /s/ Carl Tiedemann
                                                   --------------------------
                                                   Carl Tiedemann


                                                   /s/ Hans Tiedemann
                                                   --------------------------
                                                   Hans Tiedemann


                                                   /s/  George Boltres
                                                   --------------------------
                                                   George Boltres


                                                   Tiedmann Investment Group

                                                   By:  /s/  Carl Tiedemann
                                                     --------------------------
                                                   Carl Tiedemann
                                                   Senior Partner

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                    Exhibit A


                                   AGREEMENT

     The undersigned agree that this Schedule 13D dated July 23, 2002 relating to the Common Stock, no par value of 1-800-ATTORNEY, INC. (ATTY) shall be filed on behalf of the undersigned.

                                                   /s/  Carl Tiedemann
                                                   --------------------------
                                                   Carl Tiedemann

                                                   /s/  Hans Tiedemann
                                                   --------------------------
                                                   Hans Tiedemann


                                                   /s/  George Boltres
                                                   --------------------------
                                                   George Boltres


                                                   Tiedmann Investment Group

                                                   By:  /s/  Carl Tiedemann
                                                   --------------------------
                                                   Carl Tiedemann
                                                   Senior Partner

                                  Schedule B
                                  ----------

                          Transactions in the Shares


                                Carl Tiedemann
                                --------------


Date of                Number of Shares            Price Per
Transaction            Purchase/(SOLD)             Share

None                   None                        None



                                Hans Tiedemann
                                --------------

Date of                Number of Shares            Price Per
Transaction            Purchase/(SOLD)             Share

None                   None                        None



                          Tiedemann Investment Group
                          --------------------------


Date of                Number of Shares            Price Per
Transaction            Purchase/(SOLD)             Share

None                   None                        None



                                George Boltres
                                --------------

Date of                Number of Shares            Price Per
Transaction            Purchase/(SOLD)             Share

None                   None                        None



79575.0050 #337846